UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

RM 18E, Billion Plaza Phase 2
10 Cheung Yue Street, Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Private Placement Transaction

On October 9, 2026, Dreamland Limited (the “Company”) entered into a securities purchase agreement (the “SPA”) with Ms. Seto Wai Yue, a director and the Chief Executive Officer of the Company (the “Purchaser”). Pursuant to the SPA, the Purchaser agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchaser, (i) 300,000 Class A ordinary shares, par value US$0.00125 per share (the “Class A Ordinary Shares”), at a purchase price of US$2.00 per Class A Ordinary Share, and (ii) 300,000 warrants of the Company (the “Warrants”), with the Warrants issued for no additional consideration and each Warrant entitling the holder thereof to purchase four Class A Ordinary Shares (each, an “Underlying Warrant Share”) at an exercise price of US$0.01 per Underlying Warrant Share, resulting in aggregate gross proceeds to the Company of US$600,000, before payment of expenses and excluding any proceeds from the exercise of the Warrants (the “Private Placement”). The Warrants are unlisted and are not traded on any securities exchange. The closing of the Private Placement occurred substantially concurrently with the execution of the SPA, subject to the satisfaction of customary closing conditions.

As disclosed above, Ms. Seto Wai Yue is a director and the Chief Executive Officer of the Company. The Private Placement was reviewed and approved by the disinterested directors of the Company, with Ms. Seto recusing herself from all deliberations and voting on the transaction.

The Company intends to use the net proceeds from the Private Placement for general working capital and corporate purposes.

The Class A Ordinary Shares, the Warrants and the Underlying Warrant Shares issued or issuable pursuant to the SPA and the Warrant Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being issued in an “offshore transaction” to a non-U.S. person in reliance on Regulation S promulgated under the Securities Act. The securities are subject to transfer restrictions and bear restrictive legends indicating that such securities have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in compliance with Regulation S, pursuant to an effective registration statement, pursuant to an available exemption from the registration requirements of the Securities Act, or to the Company, in each case in accordance with all applicable securities laws.

The Warrants are unlisted and are not traded on any securities exchange. The Underlying Warrant Shares issuable upon exercise of the Warrants will be Class A Ordinary Shares and will rank pari passu in all respects with the Company’s existing issued and outstanding Class A Ordinary Shares, subject to the Company’s memorandum and articles of association. The Warrants are exercisable, in whole or in part, at any time on or after the closing date until 5:00 p.m. (New York City time) on the fifth (5th) anniversary of the closing date, at an exercise price of US$0.01 per Underlying Warrant Share. Any Warrant not exercised by such time will automatically expire and be void.

As previously disclosed in the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 5, 2026, the Company, as a foreign private issuer, has elected to rely on home country practice under Nasdaq Listing Rule 5615(a)(3) in lieu of certain Nasdaq corporate governance requirements, including Nasdaq Listing Rules 5635(b), 5635(c), 5635(d) and 5640. Accordingly, the Company did not convene a general meeting of shareholders to approve the Private Placement. The Company relied on such home country practice in connection with the Private Placement, and accordingly did not seek shareholder approval for the issuance of the Class A Ordinary Shares, the Warrants or the Underlying Warrant Shares.

The SPA and the Warrant Agreement include customary representations, warranties and covenants by the Company and the Purchaser, and customary indemnification obligations in favor of the Purchaser.

The foregoing description of the SPA does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA and the Warrant Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

This report does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Information Contained in This Report on Form 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Securities Purchase Agreement, dated October 9, 2026, between Dreamland Limited and Ms. Seto Wai Yue
99.2*	Warrant Agreement, dated October 9, 2026, between Dreamland Limited and Ms. Seto Wai Yue

* Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted portion to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited
Date: October 13, 2026
	By:	/s/ Lee Wai Kit
	Name:	Lee Wai Kit
	Title:	Chief Financial Officer